Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This press release relates to a business combination transaction with Terra Industries Inc. (“Terra”) proposed by CF Industries Holdings, Inc. (“CF”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”).  This material is not a substitute for the prospectus/proxy statement CF would file with the SEC regarding the proposed transaction if such a negotiated transaction with Terra is reached or for any other document which CF may file with the SEC and send to CF or Terra stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to the CF Public and Investor Relations Department, CF Industries Holdings, Inc., 4 Parkway North, Suite 400, Deerfield, IL 60015.

CF and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Terra’s stockholders in respect of the proposed transaction with Terra.  Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008.  Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

Safe Harbor Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws.  All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on markets and selling prices; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; and the other risks and uncertainties included from time to time in our filings with the SEC.  We undertake no obligation to update or revise any forward-looking statements.

* * * * *

On January 15, 2009, CF posted a letter to Terra’s employees on its website concerning the proposed transaction. A copy of the letter follows.

* * * * *

MESSAGE FOR TERRA INDUSTRIES EMPLOYEES

As you may know, we recently announced that we have made a proposal to the Terra Industries Inc. Board of Directors to join with CF Industries in creating one of the leading producers and distributors of nitrogen and phosphate fertilizer products in the world.

We would like to highlight why we believe the combination of CF and Terra is the right step for both companies to take in order to create a significant force in the fertilizer world and deliver the best possible results to employees, customers, business partners and shareholders of both companies.

The combined company would become the number one global producer of nitrogen fertilizers in terms of capacity among publicly traded companies.  The transaction would safeguard North American manufacturing jobs by creating a stronger company better able to compete in the global marketplace.  The combination would enhance the viability and continuity of the North American nitrogen production industry which, as you know, has seen rising imports in recent years.  We would expect little impact to jobs in the field given the complementary footprints of our manufacturing and distribution facilities.

As a combined company, we would be able to take advantage of opportunities that economies of scale present to serve our customers more effectively.  For example, we expect more efficient outreach to customers through the optimization of the two companies’ logistics and distribution systems.  In addition, Terra’s customers would have access to CF’s state-of-the-art order management system, PROMISE, and our forward pricing program risk management tool.  On a combined basis, we would increase our U.S. and worldwide coverage as well as expand our sourcing platform.  Finally, the size of the combined company would provide better access to capital markets to invest in the future growth of our business.

We are excited about the possibility of joining two talented and dedicated workforces to strengthen our business and share ideas.  We believe that a combination of CF and Terra will help us weather economic cycles through our combined knowledge and expertise as we encounter various industry challenges.

While we have yet to receive a response from Terra on our proposal, we believe our offer is compelling.  We hope that Terra realizes the potential in combining two successful companies with complementary strengths, resulting in a more trusted brand in the fertilizer world and maximizing the value of both companies for all key stakeholders.

We invite you to visit our Web site, www.cfindustries.com, to learn more about our company.  We will also keep this Web site up-to-date with all of our latest communications.